

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2018

Via E-mail
James C. Clemmer
President and Chief Executive Officer
AngioDynamics, Inc.
14 Plaza Drive, Latham
New York 12110

>   **Re: AngioDynamics, Inc.**
>   **Form 10-K for the Fiscal Year Ended May 31, 2017**
>   **Filed August 4, 2017**
>   **File No. 0-50761**

Dear Mr. Clemmer:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You state on page 29 that your subsidiaries have had business dealings in countries including Sudan and Syria, such as the sale of medical devices and surgical tools, and the provision of related services to distributors and other purchasing bodies in those countries. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. Please describe to us the extent and nature of your past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, customers or other direct or indirect arrangements. You should more specifically describe the products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. You state on page 3 that your VenaCure EVLT is sold as a system that includes diode laser hardware and procedure kits with disposable laser fiber components. Lasers, laser diodes and laser fiber components are included in the Commerce Department's Commerce Control List. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Sudan and Syria are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, tell us whether, to the best of your knowledge, understanding and belief, any such items have been put to military uses by Sudan or Syria, and discuss any such uses of which you are aware.

3. Please discuss the materiality of your contacts with Sudan and Syria described in response to the comments above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance